

10028863

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67446

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING_____01/01/09_____ AND ENDING___12/31/09_____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AccessAlpha Worldwide, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Davis Street
_____
(No. and Street)

Evanston   IL   60201-5000
_____   _____   _____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert R. LeClercq III   847/475-6000
_____   _____
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flax and Company, P.C.
_____
(Name – *if individual, state last, first, middle name*)

___2200 Bouterse Street___ ___Park Ridge___   ___IL___   ___60068___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Robert R. LeClercq III_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __AccessAlpha Worldwide, LLC_____ , as of __December 31_____ , 20_09____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Notary Public

__Chief Financial Officer__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)
PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]
4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

AccessAlpha Worldwide, LLC [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

630 Davis Street [20]
(No. and Street)

Evanston [21]   Illinois [22]   60201-5000 [23]
(City)   (State)   (Zip Code)

SEC FILE NO.

8-67446 [14]

FIRM I.D. NO.

142279 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

01/01/09 [24]

AND ENDING (MM/DD/YY)

12/31/09 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. LeClercq III [30]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]
[34]
[36]
[38]

(Area Code) — Telephone No.

847/475-6000 [31]

OFFICIAL USE

[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the _____ day of February 201 0
Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

SEC 1696 (02-03) 1 of 16

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

Flax and Company, P.C.

| 70 |

ADDRESS

2200 Bouterse Street	71	Park Ridge	72	Illinois	73	60068	74
Number and Street		City		State		Zip Code	

CHECK ONE

[X] Certified Public Accountant | 75 |

[ ] Public Accountant | 76 |

[ ] Accountant not resident in United States | 77 |
or any of its possessions

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

ACCESSALPHA WORLDWIDE, LLC

DECEMBER 31, 2009

TABLE OF CONTENTS

FLAX AND COMPANY, P.C.

ACCOUNTING AND CONSULTING

2200 BOUTERSE AVENUE
PARK RIDGE, ILLINOIS 60068

telephone: 847.696.4888
facsimile: 847.696.1546

To the Members
AccessAlpha Worldwide, LLC
Evanston, Illinois 60201

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements on pages 3-10 in the Financial and Operational Combined Uniform Single Report Part IIA of AccessAlpha Worldwide, LLC. (an Illinois limited liability company) as of December 31, 2009 and for the year then ended. These statements are the responsibility of the management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements on pages 3-10 are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the information therein of AccessAlpha Worldwide, LLC as of December 31, 2009 and for the year then ended in conformity with U.S. generally accepted accounting principles.

FLAX and COMPANY, P.C.

February 25, 2010

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	AccessAlpha Worldwide, LLC	**N 3**		100

**STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND
CERTAIN OTHER BROKERS OR DEALERS**

as of (MM/DD/YY) 12/31/09 | 99 |
SEC FILE NO. 8-67446 | 98 |

Consolidated | | 198 |
Unconsolidated | X | 199 |

	Allowable		Non-Allowable		Total	
1. Cash ...... $	8,190	200			$ 8,190	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $		130				
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $		150				
B. Other securities $		160				
7. Secured demand notes: ...... Market value of collateral:		470		640		890
A. Exempted securities $		170				
B. Other securities $		180				
8. Memberships in exchanges:						
A. Owned, at market $		190				
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	31,627	490	63,653	680	95,280	920
11. Other assets		535	22,313	735	22,313	930
12. TOTAL ASSETS ...... $	39,817	540	$ 85,966	740	$ 125,783	940

OMIT PENNIES

The accompanying notes are an integral part of these financial statements

SEC 1696 (02-03) 3 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   AccessAlpha Worldwide, LLC   as of 12/31/09

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] ▾13 $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	▾10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] ▾12	[1390] ▾14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders ▾9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	31,627 [1220]	[1440]	31,627 [1750]
20. TOTAL LIABILITIES	$ 31,627 [1230]	$ [1450]	$ 31,627 [1760]

Ownership Equity

21. Sole Proprietorship	▾15 $	[1770]
22. Partnership (limited partners)	▾11 ($ [1020])	94,156 [1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		[1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		[1794]
E. Total		[1795]
F. Less capital stock in treasury	▾16 (	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 94,156	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 125,783	[1810]

OMIT PENNIES

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC	as of 12/31/09

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition	$ 94,156	3480
2. Deduct ownership equity not allowable for Net Capital	19 (-0-)	3490
3. Total ownership equity qualified for Net Capital		3500
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		3520
B. Other (deductions) or allowable credits (List)		3525
5. Total capital and allowable subordinated liabilities	$ 94,156	3530
6. Deductions and/or charges:		
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) ... 17 $ 85,966 [3540]		
B. Secured demand note delinquency ... [3590]		
C. Commodity futures contracts and spot commodities – proprietary capital charges ... [3600]		
D. Other deductions and/or charges ... [3610]	(85,966)	3620
7. Other additions and/or allowable credits (List)		3630
8. Net capital before haircuts on securities positions	20 $ 8,190	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments ... $ [3660]		
B. Subordinated securities borrowings ... [3670]		
C. Trading and investment securities:		
1. Exempted securities ... 18 [3735]		
2. Debt securities ... [3733]		
3. Options ... [3730]		
4. Other securities ... [3734]		
D. Undue Concentration ... [3650]		
E. Other (List) ... [3736]	(-0-)	3740
10. Net Capital	$ 8,190	3750

OMIT PENNIES

The accompanying notes are an integral part of these financial statements

-5-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER AccessAlpha Worldwide, LLC   as of 12/31/09

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6²/₃% of line 18)	$ 2,109	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 5,000	3760
14. Excess net capital (line 10 less 13)	$ 3,190	3770
15. Excess net capital at 1000% (line 10 less 10% of line 18)	$ 5,027	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$ 31,627	3790
17. Add:			
A. Drafts for immediate credit	$ −0−		3800
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810
C. Other unrecorded amounts (List)	$	$ −0−	3820 / 3830
18. Total aggregate indebtedness		$ 31,627	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)		% 386.17	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		% −0−	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ N/A	3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ N/A	3880
23. Net capital requirement (greater of line 21 or 22)	$ N/A	3760
24. Excess capital (line 10 less 23)	$ N/A	3910
25. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$ N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6²/₃% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The accompanying notes are an integral part of these financial statements

SEC 1696 (02-03) 9 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	AccessAlpha Worldwide, LLC

For the period (MMDDYY) from₂₄ 1 / 1 / 09 [3932] to 12 / 31 / 09 [3933]

Number of months included in this statement _____ 12 _____ [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:
   a. Commissions on transactions in exchange listed equity securities executed on an exchange .... $ _____ [3935]
   b. Commissions on listed option transactions .... ₂₅ _____ [3938]
   c. All other securities commissions .... _____ [3939]
   d. Total securities commissions .... _____ [3940]
2. Gains or losses on firm securities trading accounts
   a. From market making in options on a national securities exchange .... _____ [3945]
   b. From all other trading .... _____ [3949]
   c. Total gain (loss) .... _____ [3950]
3. Gains or losses on firm securities investment accounts .... _____ [3952]
4. Profit (loss) from underwriting and selling groups .... ₂₆ _____ [3955]
5. Revenue from sale of investment company shares .... _____ [3970]
6. Commodities revenue .... _____ [3990]
7. Fees for account supervision, investment advisory and administrative services .... _____ [3975]
8. Other revenue .... 683,515 [3995]
9. Total revenue .... $ 683,515 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers .... 510,121 [4120]
11. Other employee compensation and benefits .... 81,437 [4115]
12. Commissions paid to other broker-dealers .... _____ [4140]
13. Interest expense .... _____ [4075]
    a. Includes interest on accounts subject to subordination agreements .... _____ [4070]
14. Regulatory fees and expenses .... 5,475 [4195]
15. Other expenses .... 233,830 [4100]
16. Total expenses .... $ 830,863 [4200]

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16) .... $(147,348) [4210]
18. Provision for Federal income taxes (for parent only) .... ₂₈ _____ [4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above .... _____ [4222]
    a. After Federal income taxes of .... _____ [4338]
20. Extraordinary gains (losses) .... _____ [4224]
    a. After Federal income taxes of .... _____ [4239]
21. Cumulative effect of changes in accounting principles .... _____ [4225]
22. Net income (loss) after Federal income taxes and extraordinary items .... $(147,348) [4230]

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items ... $(12,279) [4211]

The accompanying notes are an integral part of these financial statements

SEC 1696 (02-03) 11 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   AccessAlpha Worldwide, LLC

For the period (MMDDYY) from 1/1/09 to 12/31/09

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		$ 185,200	4240
	A. Net income (loss)		(147,348)	4250
	B. Additions (Includes non-conforming capital of .... $ [4262])		56,303	4260
	C. Deductions (Includes non-conforming capital of .... $ [4272])			4270
2.	Balance, end of period (From item 1800)		$ 94,155	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		$ -0-	4300
	A. Increases		-0-	4310
	B. Decreases		-0-	4320
4.	Balance, end of period (From item 3520)		$ -0-	4330

OMIT PENNIES

The accompanying notes are an integral part of these financial statements

-8-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	AccessAlpha Worldwide, LLC	as of 12/31/09

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)

   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... [4550]

   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... X [4560]

   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
      Name of clearing firm $_{30}$ _____ [4335] _____ [4570]

   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
$_{31}$ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
$_{32}$ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
$_{33}$ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
$_{34}$ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
$_{35}$ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]

Total $ $_{36}$ _____ [4699]

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE: **DESCRIPTIONS**
    1.   Equity Capital
    2.   Subordinated Liabilities
    3.   Accruals

The accompanying notes are an integral part of these financial statements

ACCESSALPHA WORLDWIDE, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income	($ 147,348)

Adjustments to Reconcile Net Income or (Loss) to Net Cash Provided
or (Used) by Operating Activities:

(Increase) Decrease in Operating Assets:

Depreciation and Amortization	18,087
Accounts Receivable	61,361
Other assets	6,591

Increase (Decrease) in Operating Liabilities:

Accounts Payable and Accrued Expenses	(15,343)
Other liabilities	-
Capital Leases (net)	(12,156)
Net Cash Provided (Used) by Operating Activities	(88,808)

CASH FLOWS FROM INVESTING ACTIVITIES:

Additions to property and equipment	-
Additions to member capital	56,303
Distributions to members	-
Net Cash (Used) in Investing Activities	56,303

CASH FLOWS FROM FINANCING ACTIVITIES: —

Net Increase in Cash	(32,505)
Cash and Cash Equivalents, Beginning of Year	40,695
Cash and Cash Equivalents, End of Year	$ 8,190

Supplemental Disclosures
1. The Company considers all investments having a maturity of less than 90 days to be "cash equivalents."
2. The Company paid interest expense of $2,598 during the year ended December 31, 2009.
3. The Company paid $ 4,184 of Illinois partnership income taxes during the year ended December 31, 2009.

The accompanying notes are an integral part of these financial statements

ACCESSALPHA WORLDWIDE, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE A – ORGANIZATION

AccessAlpha Worldwide LLC (the "Company") was organized in Delaware on June 26, 2006. The Company operates from one location in Evanston, Illinois, providing marketing services to investment managers. They operate as a limited broker-dealer engaged in marketing, as an agent and intermediary, for funds offering a diversified range of investment strategies by investment advisors and investment managers not affiliated with the Company.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Overall Accounting Method

The Company maintains books and records using the accrual basis method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the period reported. Actual results could differ from those estimates. Estimates are used when accounting for long-term contracts, allowances for uncollectable accounts receivable, taxes and contingencies among others.

Property and Equipment

Property and equipment are stated at cost and are depreciated using the MACRS method over the estimated useful lives of the assets. Maintenance and repairs are charged to expense as incurred. When items of equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations.

NOTE C - INCOME TAXES

The Company, with the consent of its members, elected under the Internal Revenue Code to file tax returns as a partnership. The members of an LLC are taxed on their proportionate share of the Company's taxable income. Therefore, no liability or provision for federal income taxes has been included in these financial statements. The Company is subject to state income taxes.

NOTE D – CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of FINRA, and as such, is required to maintain a net capital of $5,000. Net capital of the Company at December 31, 2009 was $ 8,190. The minimum capital requirements may effectively restrict the withdrawal of Company equity.

NOTE E – LEASE OBLIGATIONS

The Company has entered into an agreement to lease facilities for their company office. The lease term is five (5) years. There is one renewal options for three additional years. The lease is dated in December, 2007 and commenced on April 1, 2008. The lease also requires the tenant to pay its proportionate share of the increase in real estate taxes and operating expenses over the base year 2008.

Approximate future minimum lease payments are as follows:

2010	64,609
2011	66,547
2012 and beyond	85,679

In addition the Company is obligated under equipment leases entered into in 2008. Approximate future minimum payments are as follows:

2010	18,438
2011	15,807
2012 and beyond	3,623

NOTE F – REVENUE CONCENTRATION

The company's revenue is derived from marketing services to six (6) investment managers. As of December 31, 2009 all revenue has been derived from non refundable fixed fees and commissions. Additional fees are to be generated through performance. Each relationship is automatically renewable unless terminated by either party with not less than 90 days notification.

NOTE G – CREDIT RISK –

The Company acts as an introducing broker to other investment managers and does not take possession of any investor funds or securities in connection with acting as a selling or placement agent. The Company has no exposure to credit risk associated with the nonperformance of the parties in fulfilling any contractual obligations pursuant to securities transactions. The Company does not anticipate nonperformance by any of the parties.

ACCESSALPHA WORLDWIDE, LLC

NOTES TO FINANCIAL STATEMENTS (continued)

DECEMBER 31, 2009

NOTE H – CAPITAL TRANSACTIONS

The Company, during 2009, added capital in the amount of$ 56,303.

NOTE I – AUDITED NET CAPITAL COMPUTATION

Audited Net Capital at December 31, 2009 was $ 8,190.

SUPPLEMENTAL INFORMATION

AUDITORS' REPORT ON INTERNAL CONTROL

To the Members
AccessAlpha Worldwide, LLC
Evanston, Illinois

We have audited the statements on pages 3-10 in the Financial and Operational Combined Uniform Single Report Part IIA of AccessAlpha Worldwide, LLC as of December 31, 2009 and for the year then ended, and have issued our report thereon dated February 25, 2010.

As part of our audit, we made a study evaluation of the internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. Under those standards, the purpose of such evaluations are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expressing an opinion on the financial statements and to assist the auditor in planning and performing the audit of the financial statements.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal control should not exceed the benefits derived and also recognizes that evaluation of these factors necessarily requires estimates and judgments by management.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion.

Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our audit of the financial statements made in accordance with U.S. generally accepted auditing standards, including the study and evaluation of the Company's internal control structure that was made for the purpose set forth in the first paragraph of this report, would not necessarily disclose all weaknesses in the system because it was based on selective tests of accounting records and related data. During our review of the control structure we did not become aware of any material weaknesses. Based on our study, we believe that the Firm's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

The foregoing conditions were considered in determining the nature, timing an extent of audit tests to be applied in our audit of the financial statements, and this report of such conditions does not modify our report dated February 25, 2010 on such financial statements.

Flax and Company, P.C.

February 25, 2010

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ACCESSALPHA WORLDWIDE, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2009